UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7 )*
                                          ---

                                 HTE, INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 403926108
                            -------------------
                               (CUSIP Number)

                                Mark Leonard
                            20 Adelaide St. East
                                 Suite 1200
                          Toronto, Ontario MSC 2T6
                               (416)-861-2275
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               March 14, 2003
                   -------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------

CUSIP No.  403926108                   13D
-----------------------------------


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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                        Constellation Software Inc.

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a)|_|
                                                           (b)|_|
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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS (See Instructions)

                WC, OO
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  5   CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
      TO ITEMS 2(d) OR 2(e)                                |_|


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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Ontario, Canada
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              7   SOLE VOTING POWER
 NUMBER OF                          0
   SHARES
             ----------------------------------------------------------------
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH
             ----------------------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                            0
             ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

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  12  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
      SHARES (See Instructions)

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.0%

-----------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
                CO
-----------------------------------------------------------------------------

                                SCHEDULE 13D

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of HTE, Inc. (the "Issuer"), and amends the Schedule 13D filed on March 12, 2001, as amended through February 6, 2003.

ITEM 1.   SECURITY AND ISSUER.

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION.

          Unchanged.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended in its entirety as follows:

          (a) Constellation directly owns 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock.

          (b) Constellation has the sole power to vote and dispose of 0 shares of Common Stock.

          (c) Between February 28, 2003 and March 14, 2003, Constellation tendered all 1,603,100 shares of Common Stock beneficially owned to Lake Acquisition Corp. Inc., a wholly owned subsidiary of SunGard Data Systems Inc., pursuant to the Offer to Purchase all of the Issuer's outstanding Common Stock, dated February 14, 2003. Constellation received $7.00 per share of Common Stock tendered.

          (d)  Not applicable.

          (e) As of March 14, 2003, Constellation ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Unchanged.


                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2003



                                CONSTELLATION SOFTWARE INC.

                                By:    /s/ Simon Parmar
                                     ------------------------------
                                     Name:  Simon Parmar
                                     Title: Chief Financial Officer